Asia Entertainment & Resources Ltd. Announces First Quarter 2013 Financial Results

Hong Kong, China – May 23, 2013 – Asia Entertainment & Resources Ltd. (“AERL” or the “Company”) (NASDAQ: AERL), which operates through its subsidiaries and related promoter companies that act as VIP room gaming promoters, today announced unaudited and unreviewed financial results for the three months ended March 31, 2013. All currency amounts are stated in United States dollars.

First Quarter 2013 Highlights and Subsequent Events

•	Rolling Chip Turnover (a metric used by casinos to measure the aggregate amount of players’ bets and overall volume of VIP gaming room business transacted, which is further defined below) for the three months ended March 31, 2013 was $4.1 billion, a decrease of 24% compared to $5.4 billion for the three months ended March 31, 2012.

•	Net income, including the change in fair value of contingent consideration of $5.9 million related to the King’s Gaming and Bao Li Gaming acquisitions, decreased 55% to $7.0 million, or $0.17 per share (fully diluted), in the first quarter of 2013 from $15.3 million, or $0.36 per share (fully diluted), in the same period of 2012.

•	Non-GAAP income, which is operating income before amortization of intangible assets and the change in fair value of contingent consideration related to the acquisitions of King's Gaming and Bao Li Gaming declined 17% to $15.3 million, or $0.36 per share (fully diluted), for the three months ended March 31, 2013 as compared to income of $18.4 million, or $0.43 per share (fully diluted), for the three months ended March 31, 2012.

•	In the first quarter of 2013, the Company repurchased and retired 726,053 shares at an average price of $3.76 per share. The Company also initiated a new purchase program on March 27, 2013 for the purchase of an additional four million of its ordinary shares. The new plan expires on December 31, 2013.

•	On May 20, 2013, the Company entered into a non-binding memorandum of understanding, whereby it will acquire all of the outstanding interests and operations of the VIP gaming room at Level 1 of Le Royal Arc Casino located in NAPE, Downtown Macau, promoted and operated by Mr. Wong Wing Yim (the "Seller"). The Seller promotes and operates the VIP gaming room which has six tables and is served by at least 500 agents. The VIP gaming room is operated under the Sociedade de Jogos de Macau S.A.'s concession. Subject to due diligence and customary closing conditions, AERL expects to close the transaction by June 30, 2013.

The decrease in net income and Non-GAAP income for the three months ended March 31, 2013 was due primarily to decreased Rolling Chip Turnover, higher commissions as a result of greater non-marker commission paid, the upward adjustment to commission rates as a result of the company compensating its junket agents for no longer providing complimentary hotel and casino services, and a smaller percentage of direct business, and higher selling, general and administrative expenses to reflect the additional management fees paid after the acquisition of an additional VIP gaming room and higher promotional expenses The decrease in revenues was partially offset by a higher win rate, an increase in services revenues related to hotel and casino services charged to junket agents after the adjustment to commission rates.

“We continue to manage our business appropriately to reduce exposure to undue risk that can impair longer-term growth,” said Mr. Man Pou Lam (Mr. Lam), Chairman of AERL. “We have started to experience stabilization in the VIP gaming market which should have a positive impact on our overall long-term performance. Further, our shift to a revenue sharing model is allowing us to improve our competitiveness in the market, with the ultimate goal of increasing market share leading to growth in revenue and net income. We remain committed to growing our business presence in the Macau VIP gaming market as evidenced by our recent announcement regarding Le Royal Arc Casino and remain committed to creating long-term shareholder value.”

Outlook for 2013

For the first three months of 2013, AERL’s Rolling Chip Turnover was $4.08 billion (an average of $1.36 billion per month), down 24% year-over-year, compared to US$5.38 billion (an average of $1.79 billion per month) for the first three months of 2012. Win rate for the first three months of 2013 was 3.29%.

In view of the tightening of credit to junket agents, the Company maintains its Rolling Chip Turnover guidance for its four existing VIP rooms in Macau of $1.5 billion per month in the aggregate (subject to monthly fluctuations), which equates to a total of $18 billion in the aggregate for full year 2013, which is comparable to 2012 results.

The Company believes that for the remainder of 2013, all of its business will remain on a revenue sharing basis. The Company maintains its Non-GAAP income guidance for the year ended December 31, 2013 of $60 million to $75 million based on the current and expected performance of its existing four VIP gaming rooms in Macau, and does not take into consideration any possible future expansion or additional VIP gaming rooms.

Conference Call and Replay Information

AERL will conduct a conference call to discuss the financial results on that day at 11:00AM EDT/11:00 PM Macau. To participate, please dial one of the following numbers at least 10 minutes prior to the scheduled start of the call:

1-888-428-9480 (United States/Canada)

10-800-714-0940 (North China)

10 -800-140-0915 (South China)

800-968-149 (Hong Kong)

800-101-1739 (Singapore)

0800-404-7655 (United Kingdom)

1-719-325-2429 (Other International)

Interested parties may also access the live call on the Internet at www.aerlf.com (select Events and Presentations). Following its completion, a replay of the call can be accessed on the Internet at the above link or for one week by calling either 1-877-870-5176 (U.S. callers) or 1-858-384-5517 (International callers) and providing conference ID 1729917.

Definition of Rolling Chip Turnover

Rolling Chip Turnover is used by casinos to measure the volume of VIP business transacted and represents the aggregate amount of bets players make. Bets are wagered with “non-negotiable chips” and winning bets are paid out by casinos in so-called “cash” chips. “Non-negotiable chips” are specifically designed for VIP players to allow casinos to calculate the commission payable to VIP room gaming promoters. Commissions are paid based on the total amount of “non-negotiable chips” purchased by each player. VIP room gaming promoters therefore require the players to “roll,” from time to time, their “cash chips” into “non-negotiable” chips for further betting so that they may receive their commissions (hence the term “Rolling Chip Turnover”). Through the promoters, “non-negotiable chips” can be converted back into cash at any time. Betting using rolling chips, as opposed to using cash chips, is also used by the DICJ (Macau Gaming Control Board) to distinguish between VIP table revenue and mass market table revenue.

About Asia Entertainment & Resources Ltd.

AERL is a holding company which operates through its subsidiaries and related promoter companies as a VIP room gaming promoter, and is entitled to receive all of the profits of the VIP gaming promoters from VIP gaming rooms. AERL's VIP room gaming promoters currently participate in the promotion of four major luxury VIP gaming facilities in Macau, China, the largest gaming market in the world. One VIP gaming room is located at the top-tier 5-star hotel, the Star World Hotel & Casino in downtown Macau, and another is located in the luxury 5-star hotel, the Galaxy Macau™ Resort in Cotai, each of which is operated by Galaxy Casino, S.A. Additional VIP gaming rooms are located at the Sands Cotai Central and City of Dreams Macau, both in Cotai.

Forward-Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of AERL's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The gaming industry is characterized by an element of chance. Theoretical win rates for AERL's VIP room gaming promoters' VIP gaming room operations depend on a variety of factors, some beyond their control. In addition to the element of chance, theoretical win rates are also affected by other factors, including gaming patrons' skill and experience, the mix of games played, the financial resources of gaming patrons, the spread of table limits, the volume of bets placed by AERL's VIP room gaming promoters' gaming patrons and the amount of time gaming patrons spend on gambling — thus VIP gaming rooms' actual win rates may differ greatly over short time periods, such as from quarter to quarter, and could cause their quarterly results to be volatile. These factors, alone or in combination, have the potential to negatively impact the VIP gaming rooms' win rates. Investors and potential investors should consult all of the information set forth herein and should also refer to the risk factors set forth in AERL's Annual Report on Form 20-F filed on April 5, 2013, and other reports filed or to be filed from time-to-time with the Securities and Exchange Commission.

ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

(Unaudited and Unreviewed)

	For the Three Months Ended	For the Three Months Ended
	March 31, 2013	March 31, 2012
Revenue from VIP Gaming Operations	$61,864,403	$67,318,111
Service Revenues	2,487,494	-
Total Revenues	64,351,897	67,318,111

Expenses
- Commission to Agents	42,740,852	43,528,142
- Selling, General and Administrative Expenses	5,889,267	4,843,815
- Special Rolling Tax	409,595	538,413
- Amortization of Intangible Assets	2,428,912	1,268,516
Total Expenses	51,468,626	50,178,886

Operating income attributable to ordinary shareholders before change in fair value of contingent consideration	12,883,271	17,139,225

Change in Fair Value of Contingent Consideration for the Acquisitions of King's Gaming and Bao Li	(5,929,566)	(1,810,921)
Net Income Attributable to Ordinary Shareholders	6,953,705	15,328,304

Other Comprehensive Income
Foreign Currency
- Translation Adjustment	(372,139)	324,841
Total Comprehensive Income	$6,581,566	$15,653,145

Net Income Per Share
Basic	$0.17	$0.36
Diluted	$0.17	$0.36
Weighted Average Shares Outstanding
Basic	40,657,911	42,477,465
Diluted	40,657,911	42,649,079

ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

	March 31, 2013	December 31, 2012*
	(Unaudited and Unreviewed)
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$24,038,336	$20,644,296
Accounts Receivable, Net	15,086,560	2,480,961
Markers Receivable	261,457,609	241,706,663
Prepaid Expenses and Other Assets	1,016,700	303,570
Total Current Assets	301,599,205	265,135,490

Intangible Assets (net of accumulated amortization of $14,959,261 and $12,553,037 at March 31, 2013 and December 31, 2012, respectively)	91,871,172	94,451,063
Goodwill	17,010,108	17,037,761
Property and Equipment (net of accumulated depreciation of $20,905 and $14,366 at March 2013 and December 31, 2012, respectively)	72,150	13,698
Deferred Offering Costs	822,191	807,401
Other Assets	21,557	21,592
TOTAL ASSETS	$411,396,383	$377,467,005

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Lines of Credit Payable	$66,594,533	$34,799,982
Accrued Expenses	16,758,209	14,091,723
Bao Li Gaming Acquisition-Contingent Purchase Price Obligation	20,524,909	-
Payable-King's Gaming Acquisition-Contingent Purchase Price Obligation	9,000,000	9,000,000
Loan Payable, Shareholders, current	958,266	2,214,078
Total Current Liabilities	113,835,917	60,105,783

Loan Payable, Shareholders	60,000,000	60,000,000
Bao Li Gaming Acquisition-Contingent Purchase Price Obligation, net of current portion	17,641,571	32,294,981
King's Gaming Acquisition-Contingent Purchase Price Obligation, net of current portion	-	9,000,000
Total Liabilities	191,477,488	161,400,764

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred Shares, $0.0001 par value Authorized 1,150,000 shares; none issued		-
Ordinary Shares, $0.0001 par value Authorized 200,000,000 shares; issued 40,451,164 and 41,177,217 at March 31, 2013 and December 31, 2012.	4,045	4,118
Additional Paid-in Capital	66,942,083	69,670,922
Retained Earnings	152,781,965	145,828,260
Accumulated Comprehensive Income (Loss)	190,802	562,941
Total Shareholders' Equity	219,918,895	216,066,241
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$411,396,383	$377,467,005

* Derived from the audited financial statements for the year ended December 31, 2012.

	Cash Flow Information For the Three Months Ended March 31, (Unaudited and Unreviewed)
	2013	2012

Net cash provided by operating activities	$16,393,680	$4,707,617
Net cash (used in) investing activities	$(65,098)	$-
Net cash (used in) financing activities	$(12,900,969)	$(6,837,629)
Net increase (decrease) in cash and cash equivalents	$3,427,613	$(2,130,012)

Non-GAAP Financial Measures

The Company’s calculation of Non-GAAP income (operating income before amortization of intangible assets and change in fair value of contingent consideration) and Non-GAAP EPS for the three months ended March 31, 2013 and 2012 differs from net income and EPS based on net income because it does not include amortization of intangible assets and change in fair value of contingent consideration.  The Company uses this information internally in evaluating its operations and believes this information is important to investors because it provides a complete picture of its operations for the entire period and is more accurately comparable to the prior-year period.  Notwithstanding the foregoing, Non-GAAP income and EPS should not be considered an alternative to, or more meaningful than, net income and EPS as determined in accordance with GAAP.  The following is a reconciliation of the Company’s unaudited and unreviewed net income to Non-GAAP income and GAAP EPS to the Company’s Non-GAAP EPS:

	For the Three Months Ended March 31, 2013	For the Three Months Ended March 31, 2012
Net Income attributable to ordinary shareholders	$6,953,705	$15,328,304
Amortization of intangible assets	2,248,912	1,268,516
Change in fair value of contingent consideration	5,929,566	1,810,921
Non-GAAP income (before amortization of intangible assets and change in fair value of contingent consideration)	$15,312,183	$18,407,741

	For the Three Months Ended March 31, 2013		For the Three Months Ended March 31, 2012
	Basic	Fully Diluted	Basic	Fully Diluted
Earnings per share attributable to ordinary shareholders	$0.17	$0.17	$0.36	$0.36
Amortization of intangible assets	0.06	0.06	0.03	0.03
Change in fair value of contingent consideration	0.15	0.15	0.04	0.04
Non-GAAP Earnings per share (before amortization of intangible assets and change in fair value of contingent consideration)	$0.38	$0.38	$0.43	$0.43

Contact:

Asia Entertainment & Resources Ltd.

James Preissler, +1 646-450-8808

preissj@aerlf.com

or

ICR

William Schmitt, 203-682-8294

william.schmitt@icrinc.com